15045706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte (City) NC (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Bair, Jr. 704-988-5536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street Suite 3600 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH., D.C.
201

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Bair, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Mecklenburg County, North Carolina
Signed and sworn to before me this day
by William C. Bair
Date: February 23, 2015

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Teachers Personal Investors Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 10,994,053
Due from affiliated entities	5,465,624
Total assets	$ 16,459,677
Liabilities and stockholder's equity	
Liabilities	
Due to affiliated entities	$ 7,010,860
Accounts payable and other liabilities	474,878
Total liabilities	7,485,738
Stockholder's equity	
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1	1
Paid-in capital in excess of stated value	129,818,170
Accumulated deficit	(120,844,232)
Total stockholder's equity	8,973,939
Total liabilities and stockholder's equity	$ 16,459,677

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is an indirect wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under paragraph k(1).

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2015, the date this financial statement was available for issue.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers(Topic 606) ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity will be required to apply a five step process. For a public entity, the amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 31, 2016, including interim periods within that reporting period. Management is currently reviewing the new guidance to determine the impact on TPIS's financial statement and notes disclosure.

In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic205-40) ("ASU 2014-15") will require an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement are issued (or within one year after the date that the financial statement is available to be issued). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are available for issue. If management determines there is substantial doubt then additional disclosures will need to be included in the notes to financial statement. ASU 2014-15 is effective for all entities for the annual reporting period ending after December 15, 2016 and for annual periods and interim periods thereafter. Management is currently reviewing the new guidance to determine the impact on TPIS's financial statement notes disclosure.

4. Cash

TPIS's cash is held at Citibank. Financial instruments that potentially subject the Company to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") currently insures cash balances up to $250,000. TPIS management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

5. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

The Company has been included as part of a unitary filing group comprising the non-life insurance company subsidiaries of TIAA in those states where the activities of other non-life subsidiaries require such filings. The Company files state tax returns on a separate return basis in other states, as required. The state returns that are filed on a separate return basis have accumulated net operating losses ("NOL's") creating a deferred tax asset of approximately $7.7 million. The NOL's are fully reserved due to the probability of utilizing this asset.

At December 31, 2014, Due from affiliated entities includes $364,802 related to federal taxes payable to TIAA and includes pre-paid state taxes of $13,513 related to returns filed on a separate return basis.

In accordance with generally accepted accounting principles, whenever the Company adopts a position on a tax issue, the Company determines whether it is more-likely-than-not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. As of December 31, 2014, the Company had no uncertain tax positions to disclose under ASC 740.

TPIS is subject to yearly IRS examination due to its inclusion in the consolidated federal income tax return of TIAA. Currently, the IRS has commenced its examination of tax years 2007 through 2009 and management does not expect any material adverse adjustments.

6. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2014, TPIS had net capital of $5,090,540 which exceeded required net capital by $4,591,491, and a ratio of aggregate indebtedness to net capital of 1.47 to 1.

7. Related Party Transactions

TPIS provides services related to the distribution of mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services") an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amount due until it is received from other organizations.

At December 31, 2014 TPIS had receivables of $5,465,624 due from affiliated organizations for product distribution activities and had payables of $7,010,860 due to other affiliates for distribution, administrative, and wholesaling activities.